UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Greektown Superholdings, Inc.

(Name of Issuer)

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

392485207

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207

1.	Names of Reporting Persons. Athens Acquisition LLC 46-1560955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 1,625,790 shares of Preferred Stock of the Issuer outstanding as of September 30, 2012 as disclosed in the Form 10-Q filed on November 13, 2012 by the Issuer with the U.S. Securities and Exchange Commission. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

CUSIP No. 392485207

1.	Names of Reporting Persons. Daniel Gilbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 1,625,790 shares of Preferred Stock of the Issuer outstanding as of September 30, 2012 as disclosed in the Form 10-Q filed on November 13, 2012 by the Issuer with the U.S. Securities and Exchange Commission. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

EXPLANATORY NOTE

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert with the SEC on February 8, 2013 (the “Original Schedule 13D”). This Amendment No. 1 to the Original Schedule 13D has been filed on a voluntary basis.

Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following information:

As previously disclosed, Athens Acquisition sought to engage in discussions with the Special Committee of the Board of Directors of the Issuer (the “Special Committee”). Various discussions have occurred and Athens Acquisition reiterated that it sought to engage in a business combination with the Issuer in which all remaining equity interests of the Issuer would be acquired at a price of $90 per share. Athens Acquisition also indicated that if some or all of the remaining equity holders of the Issuer were not prepared to sell their shares, Athens Acquisition would be prepared to acquire shares of those who wish to sell and also consider various so-called “minority shareholder” protections for such remaining equity holders. Discussions between representatives of the Special Committee and representatives of Athens Acquisition continue. There can be no assurance that any agreement will be reached between the Special Committee and Athens Acquisition.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT